UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Preliminary Operating Results for FY2025

On February 5, 2026, Shinhan Financial Group released its preliminary operating results for the fiscal year 2025. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards(“K-IFRS”) and is to be audited by our independent auditor. As figures provided have not yet been fully audited by our independent auditor, contents are subject to change in the due course of the auditing process.

1. Preliminary Operating Results of Shinhan Financial Group (Consolidated)

					(KRW million)
Item		4Q 2025	3Q 2025	QoQ Change (%)	4Q 2024	YoY Change (%)
Revenue*	Specified Quarter	15,827,074	9,514,830	66.34	24,348,107	-35.00
	Cumulative	64,681,960	-	-	74,064,279	-12.67
Operating Income	Specified Quarter	1,110,263	1,954,623	-43.20	667,994	66.21
	Cumulative	7,023,357	-	-	6,458,670	8.74
Income before Income Taxes	Specified Quarter	900,704	1,950,623	-53.82	601,780	49.67
	Cumulative	6,929,009	-	-	6,029,092	14.93
Net Income	Specified Quarter	538,049	1,452,190	-62.95	433,906	24.00
	Cumulative	5,084,519	-	-	4,558,170	11.55
Net Income Attributable to Controlling Interest	Specified Quarter	510,618	1,423,544	-64.13	406,098	25.74
	Cumulative	4,971,561	-	-	4,450,177	11.72

Notes :

1) The above material is prepared for the convenience of our investors. And figures provided are not yet fully audited by our independent auditor, thus contents are subjected to be changed in the due course of the audit process.

2) The financial information in this material is prepared in accordance with Korean International Financial Reporting Standards.

3) The financial figures for the previous term (4Q 2024) have been restated in the due course of the audit process by our independent auditor.

4) 'Revenue' represents the sum of interest revenues, fees and commissions revenues, and other operating revenues.

2. Preliminary Operating Results of Shinhan Bank (Consolidated)

					(KRW million)
Item		4Q 2025	3Q 2025	QoQ Change (%)	4Q 2024	YoY Change (%)
Revenue*	Specified Quarter	9,331,850	4,649,798	100.69	17,565,577	-46.87
	Cumulative	39,167,414	-	-	47,357,783	-17.29
Operating Income	Specified Quarter	912,133	1,466,074	-37.78	810,100	12.60
	Cumulative	5,309,693	-	-	5,059,246	4.95
Income before Income Taxes	Specified Quarter	643,637	1,459,760	-55.91	767,905	-16.18
	Cumulative	5,061,351	-	-	4,769,937	6.11
Net Income	Specified Quarter	419,172	1,089,405	-61.52	592,676	-29.27
	Cumulative	3,775,822	-	-	3,695,913	2.16
Net Income Attributable to Controlling Interest	Specified Quarter	418,710	1,089,241	-61.56	592,672	-29.35
	Cumulative	3,774,766	-	-	3,695,449	2.15

Notes :

1) The above material is prepared for the convenience of our investors. And figures provided are not yet fully audited by our independent auditor, thus contents are subjected to be changed in the due course of the audit process.

2)The financial information in this material is prepared in accordance with Korean International Financial Reporting Standards.

3) 'Revenue' represents the sum of interest revenues, fees and commissions revenues, and other operating revenues.

4) Material management matter of subsidiary company: Shinhan Bank Asset proportion out of the total group asset: 36.1%

3. Preliminary Operating Results of Shinhan Card (Consolidated)

				(KRW million)
Item		4Q 2025	3Q 2025	QoQ Change (%)	4Q 2024	YoY Change (%)
Revenue*	Specified Quarter	1,359,911	1,310,727	3.75	1,850,529	-26.51
	Cumulative	5,892,383	-	-	6,173,106	-4.55
Operating Income	Specified Quarter	114,717	177,990	-35.55	46,068	149.02
	Cumulative	610,020	-	-	757,441	-19.46
Income before Income Taxes	Specified Quarter	122,211	176,994	-30.95	47,931	154.97
	Cumulative	619,689	-	-	765,468	-19.04
Net Income	Specified Quarter	96,816	134,123	-27.82	20,176	379.86
	Cumulative	480,205	-	-	575,261	-16.52
Net Income Attributable to Controlling Interest	Specified Quarter	96,342	133,764	-27.98	19,415	396.22
	Cumulative	476,745	-	-	572,147	-16.67

Notes :

1) The above material is prepared for the convenience of our investors. And figures provided are not yet fully audited by our independent auditor, thus contents are subjected to be changed in the due course of the audit process.

2) The financial information in this material is prepared in accordance with Korean International Financial Reporting Standards.

3) 'Revenue' represents the sum of interest revenues, fees and commissions revenues, and other operating revenues.

4) Material management matter of subsidiary company: Shinhan Card Asset proportion out of the total group asset: 21.0%

4. Preliminary Operating Results of Shinhan Life (Consolidated)

				(KRW million)
Item		4Q 2025	3Q 2025	QoQ Change (%)	4Q 2024	YoY Change (%)
Revenue*	Specified Quarter	2,120,220	1,716,267	23.54	2,033,735	4.25
	Cumulative	7,816,814	-	-	7,044,374	10.97
Operating Income	Specified Quarter	90,417	234,264	-61.40	80,965	11.67
	Cumulative	791,988	-	-	725,082	9.23
Income before Income Taxes	Specified Quarter	100,803	231,953	-56.54	81,710	23.37
	Cumulative	788,114	-	-	721,442	9.24
Net Income	Specified Quarter	-6,807	170,167	-104.00	61,294	-111.11
	Cumulative	507,708	-	-	528,401	-3.92
Net Income Attributable to Controlling Interest	Specified Quarter	-6,807	170,167	-104.00	61,294	-111.11
	Cumulative	507,708	-	-	528,401	-3.92

Notes :

1) The above material is prepared for the convenience of our investors. And figures provided are not yet fully audited by our independent auditor, thus contents are subjected to be changed in the due course of the audit process.

2) The financial information in this material is prepared in accordance with Korean International Financial Reporting Standards.

3) 'Revenue' represents the sum of insurance revenues and investment revenues and other operating revenues.

4) Material management matter of subsidiary company: Shinhan Life Asset proportion out of the total group asset: 11.2%

Declaration of Cash Dividend by Shinhan Financial Group

On February 5, 2026, the board of directors of Shinhan Financial Group passed a resolution to declare 4th quarter cash dividends for FY2025 of KRW 880 per common share, which is total dividend amount of KRW 417,695,836,800 subject to shareholder approval. The total number of shares subject to dividend is 474,654,360 shares.

The annual dividend is KRW 1,245.9 billion (KRW 2,590 per share) including quarterly dividends for the 1st, 2nd, and 3rd quarter.

The record date is February 20, 2026 (Korea local time), and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Shinhan Financial Group (the “AGM”). The date of the AGM will be decided and made publicly available upon the resolution of the board of directors of Shinhan Financial Group to convene such meeting.

The contents of the above declaration remain subject to change pending the results of the audit by Shinhan Financial Group’s independent auditors and the approval at the AGM.

Declaration of Cash Dividend by Shinhan Bank

On February 4, 2026, the Board of Directors of Shinhan Bank, a wholly-owned bank subsidiary of Shinhan Financial Group, resolved to pay cash dividends of KRW 1,190.32 per common share, for a total dividend amount of KRW 1,887,382,844,846, subject to the shareholders’ approval.

The record date is December 31, 2025, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Shinhan Bank.

Shinhan Bank is a wholly-owned subsidiary of Shinhan Financial Group and the total dividend amount will be received by Shinhan Financial Group.

The contents of the above declaration remain subject to change in the due course of the auditing process and the general meeting of shareholders of Shinhan Bank.

Declaration of Cash Dividend by Shinhan Card

On February 4, 2026, the Board of Directors of Shinhan Card, a wholly-owned bank subsidiary of Shinhan Financial Group, resolved to pay cash dividends of KRW 1,902 per common share, for a total dividend amount of KRW 238,452,604,506, subject to the shareholders’ approval.

The record date is December 31, 2025, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Shinhan Card.

Shinhan Card is a wholly-owned subsidiary of Shinhan Financial Group and the total dividend amount will be received by Shinhan Financial Group.

The contents of the above declaration remain subject to change in the due course of the auditing process and the general meeting of shareholders of Shinhan Card.

Report of Change in Revenue or Profit of More than 15% (Shinhan Bank)

On February 5, 2026, Shinhan Financial Group reported changes in the revenue and profit as described below.

Key Details (consolidated)

Details of changes (KRW thousands)	FY2025	FY2024	Change (Amount)	Change (%)
Revenue and Profit
-Sales	39,167,414,000	47,357,783,000	- 8,190,369,000	-17.29
-Operating income	5,309,693,000	5,059,247,000	250,446,000	4.95
-Net income from continuing operation before income tax	5,061,351,000	4,769,938,000	291,413,000	6.11
-Net income	3,775,822,000	3,695,913,000	79,909,000	2.16
Main causes for changes in sales or profits/losses amount	Increase in interest income due to increase in loan assets, etc.
Other Financial Date
-Total assets	596,967,318,000	556,691,161,000
-Total liabilities	558,513,573,000	519,926,426,000
-Total shareholders' equity	38,453,745,000	36,764,735,000
-Capital stock	7,928,078,000	7,928,078,000
-Total shareholders' equity/capital stock ratio (%)	485.03	463.73

Note:

1) The material above is prepared for the convenience of our investors. As figures provided have not yet been fully audited by our independent auditor, contents are subject to change in the due course of the auditing process.

2) The financial information in this material has been prepared in accordance with Korean International Financial Reporting Standards.

3) 'Sales Amount' represents the sum of interest revenues, fees and commissions revenues, and other operating revenues.

4) The above amounts are rounded up to the nearest 100,000 won.

Report of Change in Revenue or Profit of More than 15% (Shinhan Card)

On February 5, 2026, Shinhan Financial Group reported changes in the revenue and profit as described below.

Key Details (consolidated)

Details of changes (KRW thousands)	FY2025	FY2024	Change (Amount)	Change (%)
Revenue and Profit
-Sales	5,892,383,128	6,173,105,520	- 280,722,392	- 4.55
-Operating income	610,020,053	757,440,820	- 147,420,767	- 19.46
-Net income from continuing operation before income tax	619,688,622	765,468,976	- 145,780,354	- 19.04
-Net income	480,205,152	575,260,882	- 95,055,729	- 16.52
Main causes for changes in sales or profits/losses amount	Decrease in Operating income due to increase in interest expense.
Other Financial Date
-Total assets	43,186,731,647	44,137,093,985
-Total liabilities	34,686,849,729	35,860,197,801
-Total shareholders' equity	8,499,881,918	8,276,896,184
-Capital stock	626,847,015	626,847,015
-Total shareholders' equity/capital stock ratio (%)	1,355.97	1,320.40

Note:

1) The material above is prepared for the convenience of our investors. As figures provided have not yet been fully audited by our independent auditor, contents are subject to change in the due course of the auditing process.

2) The financial information in this material has been prepared in accordance with Korean International Financial Reporting Standards.

3) 'Sales Amount' represents the sum of interest revenues, fees and commissions revenues, and other operating revenues.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: February 5, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer